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                              XPLOR Energy, Inc.
                      10200 Grogans Mill Road, Suite 500
                          The Woodlands, Texas 77380



October 7, 1998


Securities and Exchange Commission                         VIA EDGAR
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  XPLOR Energy, Inc.
     Registration Statement on Form S-1
     (Registration No. 333-37835)

Ladies and Gentlemen:

          XPLOR Energy, Inc. (the "Company") hereby applies pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement filed by the Company with the Securities and Exchange Commission (the "Commission") on October 14, 1997, as thereafter amended. The Company has determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of its common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statement, nor has the Company or its underwriters circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the common stock. Reference is also made to your letter dated September 29, 1998 to the undersigned.

          The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

          Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

          If you have any questions regarding this application, please contact
J. David Kirkland, Jr. of Baker & Botts, L.L.P., the Company's legal counsel, at
(713) 229-1101.

                                    Very truly yours,

                                    XPLOR ENERGY, INC.


                                    By:  /s/ Steven W. Nance
                                        --------------------------------------
                                         Steven W. Nance
                                         President and Chief Executive Officer


cc:  H. Roger Schwall
     Securities and Exchange Commission

     J. David Kirkland, Jr.
     Baker & Botts, L.L.P.

     T. Mark Kelly
     Vinson & Elkins L.L.P.